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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE 2007

                       COMMISSION FILE NUMBER 2 - 68279

                              RICOH COMPANY, LTD.
                ----------------------------------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

              13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
             -----------------------------------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

   Form 20-F   X   Form 40-F  __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes  __  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Ricoh Company, Ltd.
                               ------------------------------------------
                               (Registrant)

Date: June 27, 2007

                               By: /s/ Etsuo Kobayashi
                               ------------------------------------------
                               Name:  Etsuo Kobayashi
                               Title: Corporate Senior Vice President
                                      General Manager of Personnel Division

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(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                  June 27, 2007

                             NOTICE OF RESOLUTION
             AT THE 107TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 107th ordinary general meeting of shareholders.

                                           Yours faithfully,

                                           Shiro Kondo,
                                           Representative Director
                                           President and Chief Executive Officer
                                           Ricoh Company, Ltd.
                                           1-3-6 Nakamagome, Ohta-ku, Tokyo

REPORTED ITEMS

    1. The Business Report, Consolidated Financial Statements and the results of auditing Consolidated Financial Statements by account auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) were reported.

    2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) were reported.

RESOLVED ITEMS

   Agenda 1: Appropriation of retained earnings - Approved as proposed. (The fiscal year-end dividend is yen 15 per share.)

   Agenda 2: Election of one (1) Corporate Auditor - Approved as proposed, with the reelection and reappointment of Mr. Kenji Matsuishi. Mr. Kenji Matsuishi is an Outside Corporate Auditor.

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 Agenda 3: Election of one (1) substitute Corporate Auditor - Approved as proposed, with the reelection of Mr. Satoshi Itoh.

           Mr. Satoshi Itoh is a substitute Corporate Auditor for outside Corporate Auditor.

 Agenda 4: Payment of retirement allowances for Directors and Corporate
           Auditors following the abolishment of the retirement allowance system - Approved as proposed, with the resolution to pay incumbent eleven (11) Directors and four (4) Corporate Auditors named on page 3, final retirement allowances corresponding to their tenures and services until the end of Ordinary General Meeting of Shareholders following the abolishment of the retirement allowance system for its executives at the conclusion of Ordinary General Meeting of Shareholders.

           It was decided that the amount of final retirement allowance be a total sum of yen 473,500,000 for Directors (including yen 3,700,000 for two Outside Directors) and a total sum of yen 25,400,000 for Corporate Auditors (including yen 11,200,000 for two Outside Corporate Auditors) in accordance with the standards prescribed by the Company; and the details such as specific amounts and manner of payment be left to the decision of the Board of Directors regarding the Directors, and to the conference of Corporate Auditors regarding the Corporate Auditors. The timing of payment shall be when they retire.

 Agenda 5: Revision of remuneration for Directors - Approved as proposed, with the resolution that the total amount of Directors' remuneration be within yen 46.0 million per month (including up to yen 4 million per month for Outside Directors).

           At present, the number of Directors is eleven (11) (including two
           (2) Outside Directors).

 Agenda 6: Payment of bonuses to Directors - Approved as proposed, with the resolution that the total amount of bonuses to Directors of yen
           185.0 million be paid to the incumbent nine (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review.

                             PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a fiscal year-end dividend of yen 15 per share (yen 28 for the full fiscal year). Please review the enclosed postal remittance notification form to receive the dividend payment.

   If you specified to receive payment by bank transfer, we will send you a dividend account statement and a remittance notice.

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                                   APPENDIX

1. REPRESENTATIVE DIRECTORS AND DIRECTORS

The Company's directors as of June 27, 2007 are as follows:

             Representative Director:            Masamitsu Sakurai

             Representative Director:            Shiro Kondo

             Director:                           Koichi Endo

             Director:                           Masayuki Matsumoto

             Director:                           Katsumi Yoshida

             Director:                           Takashi Nakamura

             Director:                           Kazunori Azuma

             Director:                           Zenji Miura

             Director:                           Kiyoshi Sakai

             Director:                           Takaaki Wakasugi

             Director:                           Takuya Goto

Note: Mr. Takaaki Wakasugi and Mr. Takuya Goto are Outside Directors.

2. CORPORATE AUDITORS

The Company's Corporate Auditors as of June 27, 2007 are as follows:

             Corporate Auditor (Full-time):        Kohji Tomizawa

             Corporate Auditor (Full-time):        Shigekazu Iijima

             Corporate Auditor:                    Kenji Matsuishi

             Corporate Auditor:                    Takehiko Wada

Note: Mr. Kenji Matsuishi and Mr. Takehiko Wada are Outside Corporate Auditors.

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[REFERENCE]

3. EXECUTIVE OFFICERS

The Company's executive officers as of June 27, 2007 are as follows:

Chairman and Executive Officer            Corporate Vice Presidents

              Masamitsu Sakurai               Sadahiro Arikawa

                                              Kenichi Kanemaru

President and Chief Executive Officer         Daisuke Segawa

              Shiro Kondo                     Hisashi Takata

                                              Kenichi Matsubayashi

Corporate Executive Vice Presidents           Sohichi Nagamatsu

              Koichi Endo

              Masayuki Matsumoto          Group Executive Officers

              Katsumi Yoshida                 Makoto Hashimoto

              Takashi Nakamura                Yuji Inoue

              Kazunori Azuma                  Shiroh Sasaki

              Zenji Miura                     Peter E. Hart

              Kiyoshi Sakai                   Bernard Decugis

                                              Hiroshi Tsuruga

Corporate Senior Vice Presidents              Norihisa Goto

              Kazuo Togashi                   Shunsuke Nakanishi

              Terumoto Nonaka                 Mitsuhiko Ikuno

              Etsuo Kobayashi                 Yoshihiro Niimura

              Haruo Nakamura                  Michel De Bosschere

              Kenji Hatanaka                  Toshiaki Katayama

              Hideko Kunii                    Kunihiko Satoh

              Hiroshi Kobayashi               Thomas Salierno

              Susumu Ichioka

              Yoshimasa Matsuura

              Norio Tanaka

Corporate Vice Presidents

              Kiyoto Nagasawa

              Yutaka Ebi

              Hiroo Matsuda

              Hiroshi Adachi

              Kohji Sawa